

Lance Huntley <lance@microventures.com>

Fwd: ACCEPTED FORM TYPE ID-NEWCIK (9999999996-17-026452)

1 message

Henry Chi <henry@microventures.com>   Thu, Aug 10, 2017 at 9:47 AM
To: Lance Huntley <lance@microventures.com>

---------- Forwarded message ----------
From: **Emmanuel Saint-Martin** <esaintmartin@frenchmorning.com>
Date: Thu, Jul 27, 2017 at 12:09 PM
Subject: Re: ACCEPTED FORM TYPE ID-NEWCIK (9999999996-17-026452)
To: Henry Chi <henry@microventures.com>

I have done that already. Here they are:


EDGAR Access Codes


CIK: 0001713167
Password: i6pery*n
CCC: iu$qcte5
PMAC: c3agx@rt

Emmanuel Saint-Martin
CEO & Founder, French Morning
mobile: +1 646 515 4571
address: 27 West 20th Street, Ste 800, NY, New York 10011
site: www.frenchmorning.com
email:esaintmartin@frenchmorning.com

> On Jul 27, 2017, at 1:02 PM, Henry Chi <henry@microventures.com> wrote:
>
> Do you have the passphrase so we can generate the codes?
>
> On Thu, Jul 27, 2017 at 11:40 AM, Emmanuel Saint-Martin <esaintmartin@frenchmorning.com> wrote:

Begin forwarded message:

From: edgar-postmaster@sec.gov
Subject: ACCEPTED FORM TYPE ID-NEWCIK (9999999996-17-026452)
Date: July 26, 2017 at 5:22:00 PM EDT
To: esaintmartin@frenchmorning.com

THE FOLLOWING SUBMISSION HAS BEEN ACCEPTED BY THE U.S. SECURITIES AND EXCHANGE
COMMISSION.

COMPANY: French Morning Media Group Inc
FORM TYPE: ID-NEWCIK   NUMBER OF DOCUMENTS: 2
RECEIVED DATE: 26-Jul-2017 09:33   ACCEPTED DATE: 26-Jul-2017 17:22
TEST FILING: NO   CONFIRMING COPY: NO

ACCESSION NUMBER: 9999999996-17-026452

PLEASE REFER TO THE ACCESSION NUMBER LISTED ABOVE FOR FUTURE INQUIRIES.

REGISTRANT(S):

  1. CIK: 0001713167
     COMPANY: French Morning Media Group Inc
     FORM TYPE: ID-NEWCIK

SUMMARY OF CHANGES:

Your application for access to EDGAR has been accepted. Your CIK is
0001713167. Please connect to the EDGAR Filer Management URL
    https://www.filermanagement.edgarfiling.sec.gov
to generate EDGAR access codes using your CIK and passphrase.

------------------------------ NOTICE -------------------------------

URGENT: Verify that all of your addresses on the EDGAR database are
correct. An incorrect address in the EDGAR Accounting Contact Name
and Address information may result in your fee Account Activity
Statement being returned to the SEC as undeliverable. Please correct
outdated addresses via the EDGAR filing website.

The EDGAR system is available to receive and process filings from
6:00 a.m. to 10:00 p.m. Eastern Time on business days. Filer Support
staff members are available to respond to requests for assistance from
9:00 a.m. to 5:30 p.m. Eastern Time.

We strongly encourage you to visit the Filing Website at
https://www.edgarfiling.sec.gov. You can download our current version
of the EDGARLink/Windows software and templates, the Filer Manual,
receive on-line help, and access Frequently Asked Questions.

--
Henry Chi, JD
Due Diligence Analyst
MicroVenture Marketplace, Inc.

2905 San Gabriel St., Suite 212 | Austin, TX 78705

www.microventures.com

Securities offered through MicroVenture Marketplace, Inc. Member FINRA/SIPC insured (www.FINRA.org): Investments May Lose Value - No Guarantees
- Securities and Investments are not FDIC Insured - Microventure Marketplace, Inc. does not offer legal or tax advice.

Confidentiality notice: This email transmission, including any documents accompanying it, may contain confidential information belonging to the sender which is
protected by privilege. The information is intended only for the use of the individual or entity named above. If you are not the intended recipient, you are notified
that any disclosure, copying, distribution or the taking of any action in reliance on the contents of this information is strictly prohibited. If you have received
this transmission in error, please immediately notify us by telephone at 512.461.3686 to arrange for a return of the documents. Thank you for your assistance.

--
Henry Chi, JD
Due Diligence Analyst
MicroVenture Marketplace, Inc.

2905 San Gabriel St., Suite 212 | Austin, TX 78705

www.microventures.com

Securities offered through MicroVenture Marketplace, Inc. Member FINRA/SIPC insured (www.FINRA.org): Investments May Lose Value - No Guarantees - Securities and
Investments are not FDIC Insured - Microventure Marketplace, Inc. does not offer legal or tax advice.

Confidentiality notice: This email transmission, including any documents accompanying it, may contain confidential information belonging to the sender which is protected by
privilege. The information is intended only for the use of the individual or entity named above. If you are not the intended recipient, you are notified that any disclosure, copying,
distribution or the taking of any action in reliance on the contents of this information is strictly prohibited. If you have received this transmission in error, please immediately notify
us by telephone at 512.461.3686 to arrange for a return of the documents. Thank you for your assistance.